     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  YAHOO! INC.

             (Exact Name of Registrant as specified in its charter)

           DELAWARE                                                77-0398689
   (State of incorporation)                                     (I.R.S. Employer
                                                                 Identification
                                                                      No.)

                            3420 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 731-3300

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                GARY VALENZUELA
 SENIOR VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER
                            3420 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 731-3300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   Copies to:
                                JOSHUA L. GREEN
                                PATRICK R. BARRY
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
               2800 SAND HILL ROADEL MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT UNTIL
   MAY 28, 2000 OR UNTIL SUCH EARLIER TIME THAT ALL OF THE SHARES REGISTERED
                           HEREUNDER HAVE BEEN SOLD.

                         ------------------------------

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

        TITLE OF EACH CLASS OF                AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM
           SECURITIES TO BE                   TO BE           OFFERING PRICE        AGGREGATE           AMOUNT OF
              REGISTERED                  REGISTERED(1)        PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value
 $0.001 per share.....................   1,148,313 shares        $143.00         $164,208,759.00        $45,650.00

(1) The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's common stock that may become issuable as a result of any stock splits, stock dividends or similar event.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on June 18, 1999 in accordance with Rule 457 under the Securities Act of 1933.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS                            SUBJECT TO COMPLETION, DATED JUNE 25, 1999

                                  YAHOO! INC.

                        1,148,313 SHARES OF COMMON STOCK

    THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" REFERENCED ON PAGE 4 IN DETERMINING WHETHER TO PURCHASE THE YAHOO! INC. COMMON STOCK.
                            ------------------------

    The selling stockholders identified on pages 27-28 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page
25. We will not receive any portion of the proceeds from the sale of these shares.

    Yahoo! Inc.'s common stock is quoted on the Nasdaq National Market under the symbol "YHOO."

    On June 24, 1999, the last sale price of the common stock on the Nasdaq National Market was $151 per share.

                                                                       UNDERWRITING DISCOUNTS     PROCEEDS TO SELLING
                                                PRICE TO PUBLIC            AND COMMISSION             STOCKHOLDERS
Per Share.................................
Total.....................................       See Text Above            See Text Above            See Text Above

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  The date of this prospectus is July   , 1999

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
THE COMPANY................................................................................................           3

RISK FACTORS...............................................................................................           4

USE OF PROCEEDS............................................................................................          24

ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS...........................................................          24

PLAN OF DISTRIBUTION.......................................................................................          25

SELLING SHAREHOLDERS.......................................................................................          27

LEGAL MATTERS..............................................................................................          29

EXPERTS....................................................................................................          29

WHERE YOU CAN FIND MORE INFORMATION........................................................................          29

                                  THE COMPANY

    Yahoo! Inc. is a global Internet media company that offers a branded network of comprehensive information, communication and shopping services to millions of users worldwide. As the first online navigational guide to the Web, WWW.YAHOO.COM is a leading guide in terms of traffic, advertising, household and business user reach, and is one of the most recognized brands associated with the Internet.

    We provide broadcast media, personal communications and direct services. In March 1999, Internet users viewed an average of 278 million Web pages per day in our properties.

    We make our properties available primarily without charge to users, and the majority of our revenue is generated through the sale of banner and sponsorship advertising. Advertising on Yahoo! properties is sold through our internal advertising sales force. During the first quarter of 1999, approximately 2,350 advertisers purchased advertising on our properties.

    Yahoo! was incorporated on March 5, 1995 under the laws of California. Yahoo! was subsequently reincorporated on May 14, 1999 under the laws of Delaware. Our principal executive offices are located at 3420 Central Expressway, Santa Clara, California 95051 and our telephone number is (408) 731-3300. As used in this prospectus, the "we," "us," "our" and "Yahoo!" refer to Yahoo! Inc., a Delaware corporation, and its wholly owned subsidiaries, including GeoCities. Yahoo! completed its acquisition of GeoCities in May 1999.

                                  RISK FACTORS

RISKS RELATED TO YAHOO!

WE HAVE A LIMITED OPERATING HISTORY AND MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH
  STRATEGY.

    Yahoo! was incorporated in March 1995 and did not begin generating advertising revenues until August 1995. Therefore, we have a limited operating history, and our prospects are subject to the risks, expenses and uncertainties frequently encountered by young companies that operate exclusively in the new and rapidly evolving markets for Internet products and services. Successfully achieving our growth plan depends on, among other things, our ability to:

    - continue to develop and extend the Yahoo! brand;

    - develop new media properties;

    - maintain and increase the levels of traffic on Yahoo! properties;

    - develop or acquire competitive services or products;

    - effectively generate revenues through sponsored services and placements;

    - effectively integrate businesses or technologies;

    - successfully develop personalized Web-based services, such as e-mail services; and

    - continue to identify, attract, retain and motivate qualified personnel.

    Furthermore, Yahoo!'s growth depends on factors outside of our control, including:

    - adoption by the market of the Web, and more specifically, Yahoo! as an effective advertising medium; and

    - relative price stability for Web-based advertising, despite competition and other factors that could reduce market prices for advertising.

    We may not be successful in implementing our growth plan.

WE ANTICIPATE INCREASED OPERATING EXPENSES AND MAY EXPERIENCE LOSSES.

    Because of our limited operating history and the uncertain nature of the rapidly changing market we serve, the prediction of future results of operations is difficult or impossible. In addition, period-to-period comparisons of operating results are not likely to be meaningful. You should not rely on the results for any period as an indication of future performance. In particular, although we experienced strong revenue growth during 1998 and the first quarter of 1999, we do not believe that this level of revenue growth will be sustained in future periods. We currently expect that our operating expenses will continue to increase significantly as we expand our sales and marketing operations, continue to develop and extend the Yahoo! brand, fund greater levels of product development, develop and commercialize additional media properties, and acquire complementary businesses and technologies. As a result, we may experience significant losses on a quarterly and annual basis.

OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE BECAUSE OF A NUMBER OF FACTORS, INCLUDING THE RELIANCE ON SHORT-TERM ADVERTISING CONTRACTS.

    Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

    - the level of usage of the Internet;

    - demand for Internet advertising;

    - the addition or loss of advertisers;

    - the level of user traffic on Yahoo! online properties;

    - the mix of types of advertising we sell (targeted advertising generally has higher rates);

    - the amount and timing of capital expenditures and other costs relating to the expansion of our operations;

    - the introduction of new products or services by us or our competitors;

    - pricing changes for Internet-based advertising;

    - the timing of initial set-up, engineering or development fees that may be paid in connection with larger advertising and distribution arrangements;

    - technical difficulties with respect to the use of Yahoo! online properties;

    - costs incurred with respect to acquisitions; and

    - negative general economic conditions and their resulting effects on media spending.

    We may from time to time make certain pricing, service or marketing decisions that may adversely affect our profitability in a given quarterly or annual period.

    We derive the majority of our revenues from the sale of advertisements under short-term contracts, which are difficult to forecast accurately. Our expense levels are based in part on expectations of future revenue and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Accordingly, the cancellation or deferral of advertising or sponsorship contracts could have a material adverse effect on our financial results. Our operating expenses are likely to increase significantly over the near term and, to the extent that our expenses increase but our revenues do not, our business, operating results, and financial condition may be materially and adversely affected.

    Our advertising revenue is also subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters and user traffic on our online media properties has historically been lower during the summer and during year-end vacation and holiday periods.

THE RATE STRUCTURE OF SOME OF OUR ADVERTISING CONTRACTS CREATES EXPOSURE TO POTENTIALLY SIGNIFICANT FINANCIAL RISKS.

    A key element of our strategy is to generate advertising revenues through sponsored services and placements by third parties in our online media properties in addition to banner advertising. We typically receive sponsorship fees as well as a portion of transaction revenues received by the sponsor from users originated through the Yahoo! placement in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks, including the following:

    - if we fail to deliver required minimum levels of user impressions or "click throughs," our fee may be adjusted downwards;

    - the sponsors may not renew the agreements or renew at lower rates; and

    - the arrangements may not generate anticipated levels of shared transaction revenue, or sponsors may default on the payment commitments in such agreements as has occurred in the past.

    As a result of these financial risks, we may not achieve significant revenue from these sponsorship arrangements. In addition, because of the limited experience with these arrangements, we are unable to determine what effect these arrangements will have on gross margins and results of operations. Transaction-based fees have not to date represented a material portion of our net revenues. If and to the extent such revenues become a significant portion of our results, there could be greater variations in our quarterly operating results.

WE ARE IN A HIGHLY COMPETITIVE INDUSTRY AND SOME OF OUR COMPETITORS MAY BE MORE SUCCESSFUL IN ATTRACTING AND RETAINING CUSTOMERS.

    The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, and we expect that competition will continue to intensify. Negative competitive developments could have a material adverse effect on our business and the trading price of our stock.

    We will compete with many other providers of online navigation, information, entertainment, business and community services. As we expand the scope of our Internet offerings, we will compete directly with a greater number of Internet sites, media companies, and companies providing business services across a wide range of different online services, including:

    - vertical markets where competitors may have advantages in expertise, brand recognition, and other factors;

    - metasearch services and software applications that allow a user to search the databases of several directories and catalogs simultaneously;

    - database vendors that offer information search and retrieval capabilities with their core database products;

    - Web-based email and instant messaging services either on a stand alone basis or integrated into other products and media properties;

    - online merchant hosting services; and

    - online broadcasting of business events following consummation of the proposed broadcast.com merger.

    Companies that offer competitive products or services addressing Web navigation, information and community services include:

    - America Online, Inc. (NetFind);

    - CNET, Inc. (Snap.com);

    - Compaq/Digital Equipment Corporation (AltaVista);

    - Excite@home (including WebCrawler);

    - Infoseek Corporation (including GO Network);

    - Inktomi Corporation;

    - Lycos, Inc. (including HotBot and Tripod);

    - Microsoft Corporation (msn.com); and

    - Netscape Communications Corporation (Netcenter).

    A large number of these websites and online services as well as high-traffic e-commerce merchants such as Amazon.com, Inc. also offer or are expected to offer informational and community features that may be competitive with the services that Yahoo! offers. In order to effectively compete, we may need to expend significant internal engineering resources or acquire other technologies and companies to provide such capabilities. Any of these efforts could be dilutive to our stockholders.

MARKET CONSOLIDATION IS CREATING MORE FORMIDABLE COMPETITORS.

    In the recent past, there have been a number of significant acquisitions and strategic plans announced among and between certain of our competitors, including:

    - The Walt Disney Company acquiring a significant interest in Infoseek;

    - AOL acquiring Netscape;

    - @Home Networks, a provider of high speed internet access serving the cable television infrastructure and the largest stockholder of which is AT&T, acquiring Excite;

    - NBC announcing that it intends to merge its Internet assets with XOOM.com, Inc. and Snap.com, a subsidiary of CNET; and

    - Compaq taking control of AltaVista through its acquisition of Digital Equipment Corporation.

    The effect of these completed and pending acquisitions and strategic plans on Yahoo! cannot be predicted with certainty, but all of these competitors are aligned with companies that are significantly larger or more well established than Yahoo!. In particular, many of them are television broadcasters having substantial marketing resources and capabilities to assist our competitors. As a result, each of them will have access to significantly greater financial, marketing and, in certain cases, technical resources than Yahoo!.

RECENT ALLIANCES MAY MAKE IT MORE DIFFICULT TO ACCESS YAHOO!'S PRODUCTS AND MEDIA PROPERTIES.

    The recent acquisitions and alliances discussed above will result in greater competition as more users of the Internet consolidate on fewer services that incorporate search and retrieval features. In addition, providers of software and other Internet products and services are incorporating search and retrieval features into their offerings. For example, Web browsers offered by Netscape and Microsoft increasingly incorporate prominent search buttons that direct search traffic to competing services. These features could make it more difficult for Internet users to find and use our products and services. Netscape has an agreement with Excite under which Excite is the most prominent navigational service within the Netcenter website. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home pages. Another example is the recently announced arrangement that will result in Compaq including prominent links to Alta Vista with many of the computers which it sells. Any of these companies could take actions that would make it more difficult for consumers to find and use Yahoo! services. Microsoft recently announced that it will feature and promote Internet search services provided by Alta Vista and signed a long term partnership with LookSmart to provide directory services in the Microsoft Network and other Microsoft online properties. Such search services may be tightly integrated into future versions of the Microsoft operating system, the Internet Explorer browser, and other software applications, and Microsoft may promote such services within the Microsoft Network or through other Microsoft affiliated end-user services such as MSNBC or WebTV Networks. Each of these situations creates a potential competitive advantage over ours because their Internet navigational offerings may be more conveniently accessed by users.

INCREASED COMPETITION MAY EXERT DOWNWARD PRICING PRESSURE ON ADVERTISING CONTRACTS.

    We compete with online services, other website operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements, which could reduce our advertising revenues. In addition, our sales may be adversely affected to the extent that our competitors offer superior advertising services that better target users or provide better reporting of advertising results.

WE DEPEND ON CONTINUED GROWTH IN THE USE OF WEB ADVERTISING TO SUPPORT OUR REVENUE MODEL.

    Web-based advertising is relatively new, and it is difficult to predict the extent of further growth, if any, in Web advertising expenditures. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including the lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, or the lack of timely development and commercialization of performance improvements.

THE MARKET FOR OUR PRODUCTS IS NEW, AND THE GROWTH IN MARKET ACCEPTANCE FOR THESE PRODUCTS IS UNCERTAIN.

    The markets for our products and media properties have only recently begun to develop, are rapidly evolving, and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. If the market develops more slowly than expected or becomes saturated with competitors, or if our products and media properties do not sustain market acceptance, our business, operating results, and financial condition will be materially and adversely affected.

THE INTERNET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES, AND WE MUST ADAPT QUICKLY TO THESE CHANGES TO COMPETE EFFECTIVELY.

    The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available, we may be required to make significant changes to the design and content of our products and media properties. Failure to effectively adapt to these or any other technological developments could adversely affect our business, operating results, and financial condition.

WE MUST DEVELOP AND MAINTAIN A "BRAND IDENTITY" FOR OUR PRODUCTS IN ORDER TO ATTRACT AND EXPAND OUR USER AND ADVERTISER BASE.

    We believe that establishing and maintaining the Yahoo! brand is an important aspect of our efforts to attract and expand our user and advertiser base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. Promotion and enhancement of the Yahoo! brand will depend largely on our success in providing high-quality products and services. In order to attract and retain Internet users and to promote and maintain the Yahoo! brand, we may find it necessary to increase expenditures devoted to creating and maintaining brand loyalty. In the event of any breach or alleged breach of security or privacy involving our services, or if any third party undertakes illegal or harmful actions utilizing our community, communications or commerce services, we could suffer substantial adverse publicity and impairment of our brand and reputation. If any of these events occur, our business, operating results, and financial condition will be materially and adversely affected.

OUR ABILITY TO UTILIZE THE WEB AS AN ADVERTISING MEDIUM DEPENDS ON EFFECTIVELY REACHING AN AUDIENCE THAT IS ATTRACTIVE TO ADVERTISERS AND CONTINUING TO ENHANCE DELIVERY AND MEASUREMENT SYSTEMS.

    Most of our advertising customers have limited experience with the Web as an advertising medium. Our ability to generate significant advertising revenues will depend upon:

    - the development of a large base of users of our services possessing demographic characteristics attractive to advertisers; and

    - our ability to continue to develop and update effective advertising delivery and measurement systems.

    No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising. Advertisers may determine that banner advertising, which comprises the majority of our revenues, is not an effective advertising medium. We may not be able to effectively transition to any other forms of Web-based advertising, should such other forms prove more popular. Certain advertising filter software programs are available that limit or remove banner advertising from Web pages viewed by an Internet user. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. Our advertising customers may not accept the internal and third-party measurements of impressions received by advertisements on Yahoo! online media properties and such measurements may contain errors. We rely primarily on our internal advertising sales force for domestic advertising sales, which involves additional risks and uncertainties, including risks associated with the recruitment, retention, management, training, and motivation of sales personnel. As a result of these factors, we may not be able to sustain or increase current advertising sales levels. Failure to do so will have a material adverse effect on our business, operating results, and financial position.

THE SUCCESSFUL OPERATION OF OUR BUSINESS DEPENDS UPON THE SUPPLY OF CRITICAL ELEMENTS FROM OTHER COMPANIES.

    We will depend substantially upon third parties for several critical elements of our business including technology and infrastructure, content development, and distribution activities.

    TECHNOLOGY AND INFRASTRUCTURE. Inktomi provides text-based Web search results to complement our directory and navigational guide. We depend substantially upon ongoing maintenance and technical support from Inktomi to ensure accurate and rapid presentation of such search results to customers. If Inktomi were to prematurely terminate its agreement with us or fail to renew it, we would have to make substantial expenditures to develop or license replacement technology. This also could result in lower levels of use of our navigational services. We rely on a private third-party provider, Frontier GlobalCenter, Inc., for our principal Internet connections. Email and other service Internet connections are provided to us by GTE. Any disruption in the Internet access provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could have a material adverse effect on our business, operating results, and financial condition. We license technology and related databases from third parties for certain elements of our properties, including, among others, technology underlying the delivery of news, stock quotes and current financial information, chat services, street mapping and telephone listings, streaming capabilities and similar services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements, including recent interruptions in our stock quote services. Furthermore, we are dependent on hardware suppliers for prompt delivery, installation, and service of servers and other equipment to deliver our products and services. Any errors, failures, interruptions, or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with users and adversely affect our brand and our business, and could expose us to liabilities to third parties.

    CONTENT DEVELOPMENT. A key element of our strategy involves the implementation of Yahoo!-branded media properties targeted for interest areas, demographic groups, and geographic areas. In these efforts, we rely on content development and localization efforts of third parties, such as SOFTBANK in Japan and Korea. We cannot guarantee that our current or future third-party affiliates will effectively implement these properties, or that their efforts will result in significant revenue to us. Any failure of these parties to develop and maintain high-quality and successful media properties also could hurt the Yahoo! brand. Certain of these arrangements also require us to integrate third parties' content with our services, which can require significant programming and design efforts. In addition, we have granted exclusivity provisions to certain third parties, and may in the future grant additional exclusivity rights. These exclusive rights may have the effect of preventing us from accepting particular advertising, sponsorship, or content arrangements during the term of exclusivity.

    DISTRIBUTION RELATIONSHIPS. In order to create traffic for our online properties and make them more attractive to advertisers and consumers, we have certain distribution agreements and informal relationships with leading Web browser providers such as Microsoft and Netscape, operators of online networks and leading websites, and computer manufacturers, such as Toshiba, Hewlett-Packard and Gateway. These distribution arrangements typically are not exclusive, and may be terminated upon little or no notice. In addition, we may be required to establish relationships with providers of broadband services. Even if sufficient distribution opportunities are available to us in the U.S. or abroad, third parties that provide distribution assess fees or otherwise impose additional conditions on the listing of Yahoo! or our other online properties. Any failure to cost-effectively obtain distribution could have a material adverse effect on our business, results of operations, and financial condition.

    We recently announced a co-branding and distribution arrangement with AT&T under which we will provide a Web-based online service in conjunction with dial-up Internet access provided by AT&T WorldNet Service. The acquisition of Excite by @Home Networks, whose largest stockholder is AT&T, could adversely affect our relationship with AT&T.

TO BE SUCCESSFUL IN THE CONTINUALLY EVOLVING MARKET FOR ONLINE SERVICES, WE MUST CONTINUE TO ENHANCE OUR PROPERTIES AND DEVELOP NEW ONES.

    To remain competitive, we must continue to enhance and improve the functionality, features, and content of the Yahoo! main site, as well as our other media properties. We may not be able to successfully maintain competitive user response times or implement new features and functions, which will involve the development of increasingly complex technologies. Personalized information services, such as our Web-based email services, message boards, stock portfolios and Yahoo! Clubs community features, require significantly greater expenses than our general services. We cannot guarantee that these additional expenses will be offset by additional revenues from personalized services.

    Our future success also depends in part upon the timely processing of website listings submitted by users and Web content providers, which have increased substantially in recent periods. We have, from time to time, experienced significant delays in the processing of submissions. Further delays could have a material adverse effect on our goodwill among users and Web content providers, and on our business.

    A key element of our business strategy is the development and introduction of new Yahoo!-branded online properties targeted for specific interest areas, user groups with particular demographic characteristics, and geographic areas. We may not be successful in developing, introducing, and marketing such products or media properties and such properties may not achieve market acceptance, enhance our brand name recognition, or increase user traffic. Furthermore, enhancements of or improvements to Yahoo! or new media properties may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of our brand name. If we fail to effectively develop and introduce new properties, or those properties fail to achieve market acceptance, our business, results of operations, and financial condition could be adversely affected.

OUR EQUITY INVESTMENTS IN OTHER COMPANIES MAY NOT YIELD ANY RETURNS.

    We have made equity investments in affiliated companies that are involved in the commercialization of Yahoo!-branded online properties, such as Yahoo! Japan and Yahoo! Korea. These affiliated companies typically are in an early stage of development and may be expected to incur substantial losses. Our investments in such companies may not result in any return. As a result, we have recorded and expect to continue to record a share of the losses in such affiliates attributable to our ownership. We have also made equity investments in non-affiliated companies involved in the development of technologies or services that are complementary or related to our business. We intend to continue to make significant additional investments in the future. Losses resulting from such investments could have a material adverse effect on our operating results.

WE MUST MANAGE OUR RECENT GROWTH AND THE INTEGRATION OF RECENTLY ACQUIRED COMPANIES SUCCESSFULLY IN ORDER TO ACHIEVE DESIRED RESULTS.

    Our recent growth has placed a significant strain on our managerial, operational, and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train, and manage our employee base. Any inability to manage growth effectively could have a material adverse effect on our business, operating results, and financial condition.

    The process of managing advertising within large, high traffic websites such as ours is an increasingly important and complex task. We rely on both internal and licensed third-party advertising inventory management and analysis systems. To the extent that any extended failure of our advertising management system results in incorrect advertising insertions, we may be exposed to "make good" obligations, which, by displacing advertising inventory, could defer advertising revenues. Failure of our

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advertising management systems to effectively scale to higher levels of use or to effectively track and provide accurate and timely reports on advertising results also could negatively affect our relationships with advertisers.

    As part of our business strategy, we have completed several acquisitions and expect to enter into additional business combinations and acquisitions including our recent acquisitions of GeoCities, Encompass, Inc. and Online Anywhere, our proposed acquisition of broadcast.com, and broadcast.com's recent acquisition of Net Roadshow. Yahoo! expects to enter into additional business combinations and acquisitions. Acquisition transactions are accompanied by a number of risks, including:

    - the difficulty of assimilating the operations and personnel of the acquired companies;

    - the potential disruption of our ongoing business and distraction of management;

    - the difficulty of incorporating acquired technology or content and rights into our products and media properties;

    - the negative impact on reported earnings if any of these transactions which are expected to qualify for pooling of interest accounting treatment for financial reporting purposes fail to so qualify;

    - the correct assessment of the relative percentages of in-process research and development expense which can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset;

    - the failure to successfully develop an acquired in-process technology resulting in the impairment of amounts currently capitalized as intangible assets;

    - unanticipated expenses related to technology integration;

    - the maintenance of uniform standards, controls, procedures and policies;

    - the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

    - the potential unknown liabilities associated with acquired businesses.

    We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions. See "Risks Related to the Pending Broadcast.com Merger."

WE WILL CONTINUE TO EXPAND INTO INTERNATIONAL MARKETS IN WHICH WE HAVE LIMITED EXPERIENCE.

    A key part of our strategy is to develop Yahoo!-branded online properties in international markets. We have developed and operate, through joint ventures with SOFTBANK and related entities, versions of Yahoo! localized for Japan, Germany, France, the United Kingdom, and Korea. We also operate localized or mirror versions of Yahoo! through wholly-owned subsidiaries or branch offices in Australia and New Zealand, Brazil, Canada, Denmark, Hong Kong, Italy, Norway, Spain, Sweden, Singapore and Taiwan and offer Yahoo! guides in Spanish and Mandarin Chinese. We or our partners may not be able to successfully market and operate our products and services in foreign markets.

    To date, we have only limited experience in developing localized versions of our products and marketing and operating our products and services internationally. We rely on the efforts and abilities of our foreign business partners in such activities. We also believe that in light of substantial anticipated competition, we will need to move quickly into international markets in order to effectively obtain market share. For example, in a number of international markets, we face substantial competition from ISPs, some of which have a dominant market share in their territories, that offer or may offer their own navigational services. We expect to continue to experience higher costs as a percentage of revenues in connection with international online properties. International markets we have selected may not

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develop at a rate that supports our level of investment. In particular, international markets may be slower in adoption of the Internet as an advertising and commerce medium.

    In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, including:

    - unexpected changes in regulatory requirements;

    - trade barriers;

    - difficulties in staffing and managing foreign operations including, as a result of distance, language and cultural differences;

    - longer payment cycles;

    - currency exchange rate fluctuations;

    - problems in collecting accounts receivable;

    - political instability;

    - export restrictions;

    - seasonal reductions in business activity; and

    - potentially adverse tax consequences.

    One or more of these factors could have a material adverse effect on our future international operations and, consequently, on our business, operating results, and financial condition.

OUR OPERATIONS COULD BE SIGNIFICANTLY HINDERED BY THE OCCURRENCE OF A NATURAL DISASTER OR OTHER CATASTROPHIC EVENT.

    Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, substantially all of our network infrastructure is located in Northern California, an area susceptible to earthquakes. We do not have multiple site capacity in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. Such events could have a material adverse effect on our business, operating results, and financial condition.

OUR INTELLECTUAL PROPERTY RIGHTS ARE COSTLY AND DIFFICULT TO PROTECT.

    We regard our copyrights, trademarks, trade dress, trade secrets, and similar intellectual property as critical to our success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. For example, we have obtained the registration for certain of our trademarks, including "Yahoo!" and "Yahooligans!". Effective trademark, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed or made available through the Internet, and while we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could materially and adversely affect the value of our proprietary rights or the reputation of our products and media properties. We are aware that third parties have, from time to time, copied significant portions of Yahoo! directory listings for use in competitive Internet navigational tools and services. Protection of the distinctive elements of Yahoo! may not be available under copyright law. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate.

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WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH ARE COSTLY
TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

    Many parties are actively developing search, indexing, e-commerce and other Web-related technologies. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. For example, we are aware that a number of patents have been issued in the areas of:

    - electronic commerce;

    - online auctions;

    - Web-based information indexing and retrieval, including patents recently issued to one of our direct competitors;

    - online direct marketing;

    - fantasy sports;

    - common Web graphics formats; and

    - mapping technologies.

    We anticipate that additional third-party patents will be issued in the future. From time to time, parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communications.

    In addition to patent claims, third parties may assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights or alleging unfair competition. In the event that we determine that licensing patents or other proprietary rights is appropriate, we cannot guarantee that we will be able to license such proprietary rights on reasonable terms or at all. We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be prevented from using the rights in the future.

    We are aware of lawsuits filed against two of our competitors regarding the presentment of advertisements in response to search requests on "keywords" that may be trademarks of third parties. It is not clear what, if any, impact an adverse ruling in these recently filed lawsuits would have on us. In addition, lawsuits have been filed against broadcast.com, a company we propose to acquire, alleging patent infringement relating to broadcast.com's use of streaming media products.

WE DEPEND ON KEY PERSONNEL WHO MAY NOT CONTINUE TO WORK FOR US.

    We are substantially dependent on the continued services of our key personnel, including our two founders, our chief executive officer, chief financial officer, chief operating officer, chief technical officer, our vice presidents in charge of business development, sales and production and our senior engineers. Each of these individuals has acquired specialized knowledge and skills with respect to Yahoo! and its operations. As a result, if any of these individuals were to leave Yahoo!, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. We expect that we will need to hire additional personnel in all areas. The competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where our corporate headquarters are located. At times, we have experienced difficulties in hiring personnel with the right training or experience, particularly in technical areas. We do not maintain key person life insurance for any of our personnel. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, our business will be adversely affected.

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
GEOCITIES WAS RECENTLY ACQUIRED BY YAHOO! AND HAS AN UNPROVEN BUSINESS MODEL THAT IS HIGHLY DEPENDENT ON THE CONTINUED SUPPORT OF ITS MEMBERS AND ADVERTISERS.

    On May 28, 1999, Yahoo! completed its acquisition of GeoCities, one of the world's largest Web-based communities. GeoCities' business model, which is a meaningful part of the combined company's business model, depends upon its ability to leverage its community platform and to generate multiple revenue streams. The potential profitability of this business model is unproven, and, to be successful, we must, among other things, develop and market solutions that achieve broad market acceptance by our members, Internet advertisers, commerce vendors and Internet users. GeoCities is substantially dependent upon its member-generated content, the grass-roots promotional efforts of its members, the acceptance by its members of advertising and other promotional programs of third parties and GeoCities and the voluntary involvement of its community leaders and liaisons to attract Web users to its site and to reduce the demands on company personnel. This model has existed for only a limited period of time, and, as a result, is relatively unproven. There can be no assurance that member-generated content or the promotional efforts of members will continue to attract users to GeoCities' website or that we will attract advertising revenue from third parties in sufficient amounts to make the business commercially viable. There can also be no assurance that GeoCities' community leaders and liaisons will continue to devote their time voluntarily to improving the community. If a substantial number of homesteaders become dissatisfied with our services or our focus on the commercialization of those services, our business, results of operations and financial condition would be adversely affected.

    The GeoCities business model relies on volunteers such as its community leaders and liaisons to provide assistance to homesteaders and other users of the GeoCities website. We are aware of a published report that several volunteers at AOL have asked the U.S. Department of Labor to investigate whether AOL's use of voluntary labor violates the Federal Fair Labor Standards Act. The same report states that the Labor Department has not begun an investigation into the matter, but acknowledges that it has received information from several of AOL's volunteers. We are also aware of a report that two former AOL volunteers have filed a class action lawsuit alleging that AOL violated the Fair Labor Standards Act by not paying its volunteers a minimum wage for work performed by volunteers. Although we are not aware of any similar requests by any of its or GeoCities' volunteers, and although neither Yahoo! Nor GeoCities has been named a defendant in any similar class action lawsuit brought on behalf of its community members, no assurances can be given that such requests will not be made in the future. We do not believe that any of its or GeoCities' practices in connection with the use of volunteers in its business is in violation of any labor laws; however, to the extent that the Department of Labor makes an adverse determination in the AOL matter, or to the extent the plaintiffs in the class action lawsuit prevail, it could materially and adversely affect our business and financial results.

WE ARE SUBJECT TO U.S. AND FOREIGN GOVERNMENT REGULATION OF THE INTERNET, THE IMPACT OF WHICH IS DIFFICULT TO PREDICT.

    There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to Yahoo! relating to issues such as user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Web.

    Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on our international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Web regulated by the FCC in the same manner as other

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
telecommunications services. Many areas with high Web use have begun to experience interruptions in phone service, and local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs and to impose access fees. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. If any such proposals are adopted, it could substantially impair the growth of the Internet and adversely affect us.

    Several recently passed federal laws could have an impact on our business. The Digital Millenium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. We are currently reviewing this legislation, and cannot currently predict the effect, if any, that it will have on our business. Such legislation may impose significant additional costs on our business or subject us to additional liabilities.

    We post policies concerning the use and disclosure of user data. In addition, we are required to comply, to a certain extent, with a consent order issued by the FTC to GeoCities, which imposes certain obligations and restrictions with respect to information collected from users. Any failure by us to comply with our posted privacy policies or the consent order could adversely affect our business, results of operations, and financial condition.

    Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws enacted, in the future. Any such developments could have a material adverse effect on our business, results of operations, and financial condition.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR OUR ONLINE SERVICES.

    We host a wide variety of services that enable individuals to exchange information, generate content, conduct business and engage in various online activities, including services relating to online auctions and the homesteading and other services offered by GeoCities. The law relating to the liability of providers of these online services for activities of their users is currently unsettled. Claims could be made against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that we provide links to or that may be posted online or generated by our users or with respect to auctioned materials. These types of claims have been brought, and sometimes successfully pressed, against online service providers in the past. In addition, we are aware that governmental agencies are currently investigating the conduct of online auctions.

    We also periodically enter into arrangements to offer third-party products, services, or content under the Yahoo! brand or via distribution on Yahoo! properties, including stock quotes and trading information. Likewise, GeoCities and broadcast.com license third-party content for distribution over the Internet. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourself host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

    It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer Web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not result in liability.

OUR E-COMMERCE ACTIVITIES MAY EXPOSE US TO UNCERTAIN LEGAL RISKS AND POTENTIAL LIABILITIES.

    As part of our business, we enter into agreements with sponsors, content providers, service providers, and merchants under which we are entitled to receive a share of revenue from the purchase of goods and services by users of our online properties. In addition, we provide hosting and other services to online merchants. These types of arrangements may expose us to additional legal risks and uncertainties, including potential liabilities relating to the products and services offered by such third parties.

    We recently began offering a Yahoo!-branded VISA credit card, which includes a "rewards" program entitling card users to receive points that may be redeemed for merchandise, such as books or music. This arrangement exposes us to risks and expenses relating to compliance with consumer protection laws, loss of customer data, disputes over redemption procedures and rules, products liability, sales taxation and liabilities associated with any failure in performance by participating merchants.

    Although we maintain liability insurance, insurance may not cover these claims or may not be adequate. Even to the extent these types of claims do not result in material liability, investigating and defending the claims is expensive.

THE YEAR 2000 PROBLEM COULD CAUSE YAHOO!'S SOFTWARE PRODUCTS AND THOSE OF ITS SUPPLIERS TO MALFUNCTION, WHICH WOULD PREVENT OR LIMIT ACCESS TO ITS ONLINE PROPERTIES AND COULD BE COSTLY TO REMEDY.

    Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish twenty-first century dates from twentieth century dates. To function properly, these date-code fields must distinguish twenty-first century dates from twentieth century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

    HOW YAHOO! IS AFFECTED.   Yahoo! is dependent on the operation of numerous
systems that may be adversely affected by the Year 2000 problem, including:

    - Yahoo!'s internal systems; and

    - equipment, software and content supplied to Yahoo! by third-party vendors that may not be Year 2000 compliant, including outside providers of Web-hosting services on which Yahoo! and broadcast.com are currently dependent.

    In addition, Yahoo!'s future business depends on the successful operation of the Internet following the commencement of the year 2000. If the Internet is inaccessible for an appreciable period of time, or if customers and users are unable to access Yahoo!'s site, Yahoo!'s business and revenues could be materially adversely affected. Yahoo! is also subject to external forces that might generally affect industry and commerce, such as telecommunications, utility or transportation company Year 2000 compliance failures, related service interruptions and the economic impact that such failures have on Yahoo! customers and advertisers.

    YEAR 2000 COMPLIANCE ASSESSMENT PLANS.   Unlike other businesses, Yahoo!
does not have an installed base of legacy systems dating back many years. Nonetheless, in order to reduce the risks of the Year 2000 compliance problem, Yahoo! has undertaken a two-phase process of analyzing the impact of the Year 2000 problem. First, Yahoo! has completed an informal assessment of its primary internal systems and, based on such assessment and our knowledge of the specific software and systems, Yahoo! currently believes that its systems are Year 2000 compliant in all material respects or can readily be brought into compliance with the application of corrective software modifications. In many cases, we expect these modifications to be provided by the vendors of the computer and software products we have installed. Yahoo! has not incurred material costs to date in this informal phase of the assessment process, and currently does not believe that the cost of additional actions will have a material effect on its results of operations or financial condition.

    Second, Yahoo! is in the process of performing a formal assessment of both its internal systems and the vendor-supplied items and services it employs to determine how the Year 2000 problem will affect all aspects of Yahoo!'s operations. Yahoo! expects to complete this second phase of it assessment by mid-1999. The formal process involves assessment of the following Yahoo! systems:

    - hardware systems, including servers and systems used for date storage;

    - software systems, including applications, development tools and proprietary code;

    - infrastructure systems, including routers, hubs and networks;

    - facility systems, including general building functions, security, HVAC and related operations; and

    - the systems of our business partners, including content providers and ISPs.

    Yahoo! is conducting its formal assessment of Year 2000 compliance by gathering information on each aspect of Yahoo!'s systems, reviewing each component or application for date usage, and examining date representations. As to Yahoo!'s systems, the preliminary results of this formal assessment are consistent with the results of Yahoo!'s informal assessment. With respect to vendor-supplied items and services, Yahoo! is conducting an extensive review of product compliance information on such items and services available online, in vendor literature and through trade group information resources, contacting its vendors for compliance information, and maintaining documentation of assessments that have been performed by such vendors or outside sources.

    Each department of Yahoo! is involved in this formal assessment process. Once complete, the formal assessment will lead to the creation of a formal remediation and contingency plan for achieving Year 2000 compliance. Yahoo! does not anticipate, however, undertaking a formal assessment of the Year 2000 compliance of the Internet or its underlying telecommunications infrastructure, and will therefore be unable to predict the impact of Year 2000 issues that might affect the broader Internet business community, including Yahoo!.

    RESULTS OF COMPLIANCE EFFORTS TO DATE.   Based on the completed informal
assessment and progress on the formal assessment, Yahoo! currently believes that its internal systems are or can readily be made Year 2000 compliant in all material respects. However, it is possible that these current internal systems contain undetected errors or defects with Year 2000 date functions. In addition, although the combined company does not anticipate problems, vendor-supplied items and services could contain undetected errors or defects which, if not corrected, could result in serious unanticipated negative consequences, including significant downtime for one or more Yahoo! media properties.

    COSTS OF YEAR 2000 COMPLIANCE COULD BE SIGNIFICANT.   Although Yahoo! is not
aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, and although Yahoo! has not incurred material costs to date with respect to the Year 2000 compliance of these internal systems, the occurrence of any of the following events could materially and adversely affect Yahoo!'s business, results of operations and financial condition:

    - errors and defects are detected after the formal assessment process is complete;

    - third-party equipment, software or content fails to operate properly with regard to the Year 2000;

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    - Web advertisers expend significant resources to correct their current systems for Year 2000 compliance, resulting in reduced funds available for Web advertising or sponsorship of Web services; or

    - material costs arise in connection with preparing the internal systems of companies recently acquired by Yahoo! such as GeoCities, Encompass and Online Anywhere, or the pending acquisition of broadcast.com, for the Year 2000 problem.

RISKS RELATED TO THE PENDING BROADCAST.COM MERGER

EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED.

    If we are not able to effectively integrate technology, operations and personnel from broadcast.com in a timely and efficient manner, then the benefits of the merger will not be realized. In particular, if the integration is not successful:

    - our operating results may be adversely affected;

    - we may lose key personnel; and

    - we may not be able to retain the acquired companies' user bases or content providers.

    In addition, whether or not such integration is successful, the attention and effort devoted to the integration of broadcast.com will significantly divert management's attention from other important issues, and could result in the delay of strategic initiatives, the disruption of sales and marketing efforts, and the loss of customers, vendors, and employees, any of which could have a material adverse impact on us.

THE MERGER COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

    If the benefits of the merger does not exceed the costs associated with the merger, including the dilution to Yahoo! stockholders resulting from the issuance of shares in connection with the merger, our financial results, including earnings per share, could be adversely affected. Specifically, we expect to incur a one-time charge of approximately $22 million related to the broadcast.com merger during the third quarter of 1999.

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

    The market price of our common stock may decline as a result of the merger with broadcast.com if:

    - the integration of Yahoo! with broadcast.com is unsuccessful;

    - we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts; or

    - the effect of the merger on our financial results is not consistent with the expectations of financial analysts.

FAILURE OF THE MERGER TO QUALIFY AS A POOLING OF INTERESTS WOULD NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

    The failure of the broadcast.com merger to qualify for pooling of interests accounting treatment for financial reporting purposes for any reason would materially and adversely affect our reported earnings and, likely, the price of our common stock.

    The availability of pooling of interests accounting treatment for this merger depends upon circumstances and events occurring after the effective time of such merger. For example, there must be no significant changes in the business of the combined company, including significant dispositions of assets,

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
for a period of two years following the effective time of each such merger. Further, affiliates of Yahoo! and the acquired company must not sell any shares of either Yahoo! or the acquired company's capital stock until the day that Yahoo! publicly announces financial results covering at least 30 days of combined operations of Yahoo! and broadcast.com after the merger. If the effective time of the merger occurs prior to September 1, 1999, we expect that such combined financial results would be published in October 1999. If affiliates of Yahoo! or the acquired company sell their shares of Yahoo! common stock prior to that time despite a contractual obligation not to do so, the merger may not qualify for accounting as a pooling of interests for financial reporting purposes.

FAILURE TO SUCCESSFULLY COMPLETE THE ACQUISITION OF BROADCAST.COM COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The consummation of the broadcast.com merger is subject to a number of conditions including approval by the broadcast.com stockholders, respectively. If we are unable to effectively complete the merger for any reason, our business and operations could be seriously harmed. In particular, whether or not the merger is successful over the long term, the acquisition of broadcast.com may:

    - significantly divert the attention of management from other important issues;

    - delay strategic initiatives;

    - cause the loss of customers or key employees; and

    - disrupt sales and marketing efforts.

    In addition, our stock price may decline if it does not achieve the perceived benefits of the merger in a manner consistent with the expectations of the financial markets.

RISKS RELATED TO BROADCAST.COM'S BUSINESS

    Assuming the proposed broadcast.com merger is consummated, broadcast.com will constitute a meaningful part of Yahoo!'s business and, as a result, we will become subject to the following additional risks with respect to the broadcast.com portion of our business.

BROADCAST.COM IS DEPENDENT ON THIRD-PARTY CONTENT PROVIDERS.

    Broadcast.com's future success depends upon its ability to aggregate compelling content and deliver that content on the Web. Broadcast.com typically does not create content. Rather, it relies on third parties including major sports organizations, radio and television stations, record labels, cable networks, businesses, colleges and universities, film producers and distributors, and other organizations for the compelling and entertaining content available on the broadcast.com site. Broadcast.com's ability to maintain and build relationships with third-party content providers will be critical to the combined company's success and also exposes it to the following risks.

    MANY OF BROADCAST.COM'S CONTENT AGREEMENTS EXTEND FOR A PERIOD OF LESS THAN TWO YEARS AND THERE CAN BE NO GUARANTEE THAT THEY WILL BE RENEWED UPON THEIR EXPIRATION ON FAVORABLE TERMS OR AT ALL. Broadcast.com's inability to secure licenses from content providers or performances rights societies or the termination of a significant number of content provider agreements would decrease the availability of content and likely result in decreased traffic on broadcast.com's websites. As a result, broadcast.com would receive decreased advertising revenue, which would adversely affect its business. Also, as competition for compelling content increases, broadcast.com's content providers may increase the prices at which it offers its content to broadcast.com upon the expiration of these contracts. Either of these events would negatively affect broadcast.com's business.

    THE ROYALTY RATES FOR CERTAIN MUSIC LICENSES HAVE NOT BEEN SET AND MAY BE SET AT RATES THAT ARE HIGHER THAN ANTICIPATED. In order to have the right to broadcast music on the Web, broadcast.com is currently required to license and pay royalties on the copyright in the musical compositions and also to license and pay royalties on the separate copyright in the actual recordings of the music to be broadcast. Broadcast.com has license agreements in place with ASCAP and BMI, the two largest music societies that license the copyrights to the compositions, to license the musical composition copyrights on reasonable terms. The Recording Industry Association of America is representing the five major record labels in inter-industry negotiations to set the royalties to be paid by Webcasters, like broadcast.com, for the license to most music recordings. If these negotiations are not successful, the rates will be determined through arbitration under the aegis of the Librarian of Congress. The royalty and other terms for the sound recordings performance license has not been determined and it is therefore unclear how it will effect broadcast.com's business. If ASCAP, BMI or the Librarian sets high royalty rates, offers to renew existing agreements only at higher rates, provides other terms which make it difficult to operate broadcast.com's current business model or if broadcast.com is unsuccessful in negotiating licenses with other performance rights societies or licensing agencies, the combines company's overall business could be adversely affected.

    CONTENT AGREEMENTS ARE OFTEN NOT EXCLUSIVE AND OTHER COMPANIES ARE OFTEN ABLE TO OFFER SIMILAR CONTENT. In many cases, broadcast.com has not been able to enter into exclusive licenses to the content it licenses from third parties for distribution on the Internet. Accordingly, other Webcasters may often be able to offer similar content. Likewise, most sports and entertainment content available from broadcast.com is also available on other media like radio or television. These media are currently, and for the foreseeable future will be, much more widely adopted for listening or viewing such content than the Web. To the extent other companies are able to broadcast content that is similar to or the same as broadcast.com, the number of users on the broadcast.com website may not grow at all or at a slower rate than anticipated and therefore broadcast.com will generate less advertising revenue than expected.

BROADCAST.COM'S BUSINESS IS DEPENDENT ON BUSINESS SERVICES REVENUES.

    Broadcast.com expects to derive a substantial amount of its revenues by providing services to businesses to enable them to broadcast streaming content over the Internet and corporate intranets. The demand and market acceptance for these business services solutions is uncertain. Its ability to establish and maintain a leadership position in Internet and intranet broadcasting for businesses and in the distribution of other live and on-demand events will depend on, among other things:

    - market acceptance of its current and future business service offerings;

    - the reliability of its networks and services; and

    - the extent to which end users are able to receive broadcasts at adequate bit rates to provide for high quality services, none of which can be assured.

    Broadcast.com operates in a market that is at a very early stage of development, is rapidly evolving and is characterized by an increasing number of competitors. Today, the most significant of these competitors are companies offering teleconferencing or videoconferencing services. Broadcast.com also expects other competitors to become more formidable in the future including software companies, internet service providers or networking companies. Demand and market acceptance for recently introduced services by broadcast.com are subject to a high level of uncertainty and risk. Sales of business services may require an extended sales effort in certain cases. In addition, potential customers must accept audio and video broadcast services over the Internet as a viable alternative to face-to-face meetings, television or audio, audio teleconferences and video conferencing. Because the market for business services is new and evolving, it is difficult to predict the size of this market and its growth rate, if any. In addition, it is uncertain whether businesses and other organizations will utilize the Internet to any significant degree as a means of broadcasting business conferences and other events. There can be no assurance that the market for broadcast.com's business services will continue to develop or be sustainable. If the market fails to develop, develops more slowly than expected or becomes more competitive than is currently expected, or if broadcast.com's sites do not achieve or sustain market acceptance, the portion of our business related to such activities could be adversely affected.

BROADCAST.COM IS DEPENDENT ON THE DEVELOPMENT, ACCEPTANCE AND AVAILABILITY OF STREAMING MEDIA TECHNOLOGY.

    Broadcast.com relies on the two leading providers of streaming media products, RealNetworks and Microsoft, to license encoders to it in order to broadcast its content and to distribute player software in order to create a broad base of users. There can be no assurance that these providers will continue to license these products on reasonable terms, or at all, to broadcast.com. In addition, users are currently able to electronically download copies of RealNetworks' RealPlayer and Microsoft's Windows Media Player software free of charge from a wide variety of sources, including broadcast.com. These providers of streaming media products may begin charging users for copies of their player software or otherwise change their business model in a manner which slows the widespread acceptance of these products. In order for broadcast.com to be successful, there must be a large and growing base of users of these streaming media products. In addition, competitors of RealNetworks and Microsoft may introduce and promote products that obtain a substantial share of the market for streaming media software. In such event, broadcast.com may need to acquire licenses from such companies, as to which there can be no assurance that they may be available on reasonable terms or at all. Broadcast.com has limited or no control over the availability or acceptance of streaming media software, and to the extent that any of these circumstances occur, broadcast.com's business will be materially adversely effected.

    Broadcast.com also depends on the availability of high quality streaming media technology to users. Early streaming media technology suffered from poor audio quality, and video streaming at 28.8 kbps (thousands of bits per second) currently is of lower quality than television or radio broadcasts. In addition, congestion over the Internet and packet loss may interrupt audio and video streams, resulting in unsatisfying user experiences. In order to receive streamed media adequately, users generally must have multimedia PCs with certain microprocessor requirements and at least 28.8 kbps Internet access and streaming media software. Users typically electronically download such software and install it on their PCs. Such installation may require technical expertise that some users do not possess. Furthermore, in order for users to receive streaming media over corporate intranets, information systems managers may need to reconfigure such intranets. Because of bandwidth constraints on corporate intranets, some information systems managers may block reception of streamed media. Widespread adoption of streaming media technology depends on overcoming these obstacles, improving audio and video quality and educating customers and users in the use of streaming media technology. If streaming media technology fails to overcome these obstacles, broadcast.com's business could be adversely affected.

BROADCAST.COM MAY NOT BE ABLE TO SUCCESSFULLY SCALE ITS OPERATIONS.

    Broadcast.com's success depends on its ability to attract large numbers of additional users and broadcast audio and video programming to a large number of users simultaneously. In addition, streaming media content requires more bandwidth than most data transmissions. As a result, to the extent that demand for broadcast.com's content increases, there will be a need to expand its infrastructure, including the capacity of its hardware servers and the sophistication of its software. It may also result in the demand by a greater number of users to transition to the use of high bandwidth Internet access devices such as cable modems and xDSL devices. This expansion will be expensive and complex, and require additional technical expertise. If broadcast.com is unable to accommodate this growth, it will be adversely affected.

    From the commencement of operations, broadcast.com has deployed unicasting (one user per company originated stream) technology to broadcast audio and video programming to users over the Internet. Recently, it began to deploy another broadcast technology, multicasting (multiple users per company originated stream). Broadcast.com believes that unicasting will continue to be used to distribute archived and on-demand programming and that multicasting or a similar broadcasting technology will be used for live and other events where a larger audience for the content is expected.

    To increase its unicast capacity, the successful expansion of its network infrastructure through the acquisition and deployment of additional network equipment and bandwidth will be necessary. There can be no assurance that broadcast.com will be successful in such expansion or that such expansion can be accomplished at prices that support broadcast.com's business model.

    Broadcast.com also must successfully deploy multicasting or a similar broadcasting technology that can deliver streaming media content to many users simultaneously through one-to-many Internet connections. Broadcast.com will be required to test, deploy and successfully scale its multicast network infrastructure to serve mass audiences. There can be no assurance that it will be successful in doing so, that multicasting will be able to support a substantial audience or that an alternative technology will not emerge that offers superior broadcasting technology as compared to multicasting. In the event that multicasting technology is not successfully deployed in a timely manner or such an alternative technology emerges, broadcast.com would likely be required to expend significant resources to deploy a technology other than multicasting, which could adversely affect its results of operations. If it fails to scale its broadcasts to large audiences of simultaneous users, such failure could adversely affect its business.

INVESTMENT RISKS

OUR STOCK PRICE HAS HISTORICALLY BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT
  FOR YOU TO RESELL SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

    The trading price of our common stock has been and may continue to be subject to wide fluctuations. During 1998 and the first quarter of 1999, the closing sale prices of our common stock on the Nasdaq Stock Market ranged from $14.52 to $219.125. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

MANAGEMENT AND ONE LARGE STOCKHOLDER BENEFICIALLY OWN APPROXIMATELY 48% OF OUR STOCK; THEIR INTERESTS COULD CONFLICT WITH YOURS; SIGNIFICANT SALES OF STOCK HELD BY THEM COULD HAVE A NEGATIVE EFFECT ON YAHOO!'S STOCK PRICE.

    Yahoo!'s directors and executive officers, and SOFTBANK beneficially own approximately 48% of our outstanding common stock. As a result of their ownership, our directors and executive officers and SOFTBANK collectively are able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Yahoo!. In addition, sales of significant amounts of shares held by Yahoo!'s directors and executive officers and SOFTBANK, or the prospect of these sales, could adversely affect the market price of Yahoo! Common stock.

ANTI-TAKEOVER PROVISIONS COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

    Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Yahoo! without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. We have no present plans to issue shares of preferred stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Yahoo!, which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of the Yahoo! board of directors.

                                USE OF PROCEEDS

    The proceeds from the sale of the common stock offered pursuant to this prospectus (the "Shares") are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the Shares from the selling stockholders.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

    On May 26, 1999, we issued an aggregate of 695,128 shares of common stock to the stockholders of Encompass, Inc. pursuant to a merger agreement. Under the terms of the merger agreement, Encompass became a wholly-owned subsidiary of Scarlett Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Yahoo!.

    On May 28, 1999, the Company issued an aggregate of 453,185 shares of common stock to Online Anywhere pursuant to an merger agreement. Under the terms of the merger agreement, Online Anywhere became a wholly-owned subsidiary of Airborne Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Yahoo!.

                              PLAN OF DISTRIBUTION

    Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the Shares being offered hereby: (i) on The Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

    Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    We have advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell shares registered hereunder, they will:

    - not engage in any stabilization activity in connection with any of our securities;

    - not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

    - not effect any sale or distribution of the Shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

    - effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

    The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

    In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    We have agreed to use its best efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the selling stockholders until the earlier of the sale of such shares or May 28, 2000. No sales may be made pursuant to this prospectus after such date unless we amend or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered hereunder.

                              SELLING STOCKHOLDERS

    All of the common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling stockholders as the former stockholders of Encompass and Online Anywhere and all of the shares offered by the selling stockholders were acquired in connection with the Encompass and Online Anywhere mergers. Such shares do not exceed one percent (1%) of our outstanding capitalization as of the date of this prospectus. None of the selling stockholders has a material relationship with us, except that certain selling stockholders are or will be non-officer employees of Yahoo!.

    The following table sets forth certain information known to us with respect to beneficial ownership of Yahoo!'s common stock as of May 31, 1999, by each selling stockholder. The following table assumes that the selling stockholders sell all of the Shares. Yahoo! is unable to determine the exact number of Shares that actually will be sold.

                                                                   SHARES BENEFICIALLY                   SHARES BENEFICIALLY OWNED
                                                                          OWNED
                                                                  PRIOR TO THE OFFERING      SHARES          AFTER THE OFFERING
                                                                                           OFFERED BY
                                                                 ------------------------     THIS      ----------------------------
                     SELLING STOCKHOLDERS                         SHARES       PERCENT     PROSPECTUS      SHARES         PERCENT
---------------------------------------------------------------  ---------  -------------  -----------     ------      -------------
James B. Biddy.................................................        972            *           972             0              *
James H. Bodtke, Jr............................................        121            *           121             0              *
James Z. Bollas................................................     20,841            *        20,841             0              *
Nancy J. Burns.................................................      2,605            *         2,605             0              *
Brockton S. Davis..............................................        258            *           258             0              *
Scott J. Dewald................................................      2,605            *         2,605             0              *
Maynard Eugene Hill............................................        911            *           911             0              *
Joe Horowitz...................................................      2,431            *         2,431             0              *
JTB & S Partnership, LLLP......................................      5,470            *         5,470             0              *
Drew T. Lanham.................................................     20,841            *        20,841             0              *
Jennifer G. LeCoq..............................................      1,732            *         1,732             0              *
Eugene G. Lewis................................................        121            *           121             0              *
Steven D. Linowes..............................................      5,210            *         5,210             0              *
Roger D. Martin................................................        911            *           911             0              *
Michael K. Moody...............................................        911            *           911             0              *
Deric L. Robinson..............................................        303            *           303             0              *
Rachel J. Rogers...............................................      3,473            *         3,473             0              *
Edward Seitz...................................................     22,318            *        22,318             0              *
Edward F. Seitz. Trustee of The JCW Trust u/a/d April 6,
  1999.........................................................     12,157            *        12,157             0              *
Edward F. Seitz, Trustee of The LEW Trust u/a/d April 6,
  1999.........................................................     12,157            *        12,157             0              *
Edward F. Seitz, Trustee of The KJW Trust u/a/d April 6,
  1999'........................................................     12,157            *        12,157             0              *
Thomas C. Shanks...............................................      1,732            *         1,732             0              *
Johnny J. Speaks...............................................      3,473            *         3,473             0              *
The D. & R.G. Vaughan Limited Partnership, LLLP................      7,294            *         7,294             0              *
Richard Vaughan................................................     13,547            *        13,547             0              *
John D. Willcutts..............................................    137,209            *       137,209             0              *
Michael R. Wolford.............................................     20,841            *        20,841             0              *
Keith B. Youngblood............................................      2,605            *         2,605             0              *
Benchmark Capital Partners, L.P................................    213,501            *       213,501             0              *
Benchmark Founder's Fund, L.P..................................     29,653            *        29,653             0              *
TCV II, V.O.F..................................................        944            *           944             0              *

                                                                   SHARES BENEFICIALLY                   SHARES BENEFICIALLY OWNED
                                                                          OWNED
                                                                  PRIOR TO THE OFFERING      SHARES          AFTER THE OFFERING
                                                                                           OFFERED BY
                                                                 ------------------------     THIS      ----------------------------
                     SELLING STOCKHOLDERS                         SHARES       PERCENT     PROSPECTUS      SHARES         PERCENT
---------------------------------------------------------------  ---------  -------------  -----------     ------      -------------
Technology Crossover Ventures II, L.P..........................     29,079            *        29,079             0              *
TCV II (Q), L.P................................................     22,356            *        22,356             0              *
TCV II Strategic Partners, L.P.................................      3,967            *         3,967             0              *
Technology Crossover Ventures II, C.V..........................      4,439            *         4,439             0              *
Benchmark Capital Partners, L.P................................     26,667            *        26,667             0              *
Benchmark Founder's Fund, L.P..................................      3,727            *         3,727             0              *
TCV II, V.O.F..................................................        236            *           236             0              *
Technology Crossover Ventures II, L.P..........................      7,269            *         7,269             0              *
TCV II, (Q), L.P...............................................      5,589            *         5,589             0              *
TCV II Strategic Partners, L.P.................................        991            *           991             0              *
Technology Crossover Ventures II, C.V..........................      1,110            *         1,110             0              *
The Interpublic Group of Companies, Inc........................     30,394            *        30,394             0              *
Motorola, Inc..................................................    152,551            *       152,551             0              *
Mohan Vishwanath...............................................     82,141            *        82,141             0              *
Anurag Mendhekar...............................................     68,999            *        68,999             0              *
IAI L.L.C......................................................     52,570            *        52,570             0              *
Dhimant Bhayani................................................     26,285            *        26,285             0              *
Draper Richards, L.P...........................................     26,285            *        26,285             0              *
Bipin A. Shah..................................................     22,999            *        22,999             0              *
Sridhar Ranganathan............................................     17,085            *        17,085             0              *
Anish Dhimant Bhayani..........................................      2,135            *         2,135             0              *
Sejal Dhimant Bhayani..........................................      2,135            *         2,135             0              *

------------------------

*   represents less than 1%

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to the Company.

                                    EXPERTS

    The consolidated financial statements and supplementary consolidated financial statements of Yahoo! Inc., as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Yahoo! Inc., as amended on April 29, 1999, for the year ended December 31, 1998, and the Current Report on Form 8-K dated June 2, 1999, as amended on June 8, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning Yahoo! Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

    1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (as amended on April 29, 1999) (File No. 0-28018).

    2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 0-28018).

    3. Our Current Reports on Form 8-K, filed with the SEC on January 13, 1999, January 29, 1999, April 5, 1999 (as amended on April 19, 1999), April 8, 1999 and June 2, 1999 (as amended on June 8, 1999) (File No. 0-28018).

    4. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on March 12, 1996.

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Andrea Klipfel, Investor Relations, 3420 Central Expressway, Santa Clara, California 95051, telephone: (408) 731-3300.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the NASD listing fee.

SEC registration fee..............................................  $  45,650
Legal fees and expenses...........................................  $  15,000
Accounting fees and expenses......................................  $  10,000
NASD listing fee..................................................  $  27,000
Miscellaneous expenses............................................  $   5,000
Total.............................................................  $ 102,650

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

    In connection with this offering, the selling stockholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling stockholders and contained herein up to a maximum of the net proceeds received by the selling stockholders from the sale of their Shares hereunder.

Item 16. EXHIBITS.

 EXHIBITS.
-----------
       5.1   Opinion of Venture Law Group, A Professional Corporation
      23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants
      23.2   Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)
      24.1   Power of Attorney (see page II-3)

Item 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Yahoo! Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on June 25, 1999.

                                YAHOO! INC.

                                By:             /s/ GARY VALENZUELA
                                     -----------------------------------------
                                                  Gary Valenzuela
                                         SENIOR VICE PRESIDENT, FINANCE AND
                                     ADMINISTRATION AND CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Timothy Koogle and Gary Valenzuela, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                          TITLE                             DATE
---------------------------------------------  -------------------------------------------------  ---------------

             /s/ TIMOTHY KOOGLE                Chairman of the Board and Chief Executive Officer   June 25, 1999
    ------------------------------------         (Principal Executive Officer)
               Timothy Koogle

             /s/ GARY VALENZUELA               Senior Vice President, Finance and Administration   June 25, 1999
    ------------------------------------         and Chief Financial Officer (Principal
               Gary Valenzuela                   Financial Officer)

             /s/ JAMES J. NELSON               Vice President, Finance (Chief Accounting           June 25, 1999
    ------------------------------------         Officer)
               James J. Nelson

              /s/ ERIC HIPPEAU                 Director                                            June 25, 1999
    ------------------------------------
                Eric Hippeau

             /s/ ARTHUR H. KERN                Director                                            June 25, 1999
    ------------------------------------
               Arthur H. Kern

             /s/ MICHAEL MORITZ                Director                                            June 25, 1999
    ------------------------------------
               Michael Moritz

               /s/ JERRY YANG                  Director                                            June 25, 1999
    ------------------------------------
                 Jerry Yang

              /s/ JEFF MALLETT                 President, Chief Operating Officer and Director     June 25, 1999
    ------------------------------------
                Jeff Mallett

                               INDEX TO EXHIBITS

 EXHIBIT NUMBER                                        DESCRIPTION
-----------------  -----------------------------------------------------------------------------------
         5.1       Opinion of Venture Law Group, A Professional Corporation

        23.1       Consent of PricewaterhouseCoopers LLP, Independent Accountants

        23.2       Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)

        24.1       Power of Attorney (see page II-3)